Seward & Kissel LLP
1200 G Street, N.W.
Suite 350
Washington, D.C. 20005

April 27, 2010

VIA EDGAR

Mr. Vince Di Stefano
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sequoia Fund, Inc.
File Nos.: 2-35566 and 811-1976

Dear Mr. Di Stefano:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to Post-Effective Amendment No. 58 to the registration statement ("Registration Statement") of Sequoia Fund, Inc. (the "Fund"). The Post-Effective Amendment was filed with the SEC on February 25, 2010.  The Staff's comments were provided to Young Seo of this office on March 31, 2010.  The Staff's comments and the Fund's responses are set forth below.

Prospectus

Comment 1:	Fees and Expenses of the Fund: Please conform the parenthetical language in the "Annual Fund Operating Expenses" header to the language in Item 3 of Form N-1A.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 2:
Fees and Expenses of the Fund: The footnote regarding expense reimbursement does not comply with requirements of Instruction 3(e) to Item 3 of Form N-1A.  The footnote should describe the terms of the expense reimbursement agreement such as how long it is in existence for, how much it takes out, and who can terminate the arrangement and under what circumstances.  If the agreement is voluntary, and not contractual, then the expense reimbursement disclosure should not be included.

Response:	The footnote regarding expense reimbursement has been deleted.

Comment 3:	Fees and Expenses: In the second sentence of the second paragraph under "Example", the phrase "that the expense reimbursement is in effect only the first year" should be deleted.

Response:	The referenced disclosure has been deleted in response to this comment.

Comment 4:	Principal Investment Strategies: A description of how the Fund decides which securities to purchase and when to sell securities should be provided.

Response:
The current disclosure includes a description of how the Fund decides which securities to purchase: "[t]he Fund focuses principally on common stocks that it believes are undervalued at the time of purchase and have the potential for growth." Disclosure has been added to the prospectus describing how the Fund decides which securities to sell.

Comment 5:	Principal Investment Strategies: If the Fund invests in issuers of certain market capitalization range, disclosure of that range should be provided.

Response:	Disclosure has been added to the prospectus in response to this comment.

Comment 6:	Principal Investment Strategies: Please confirm whether or not the Fund invests in emerging market securities.

Response:	As of the date hereof, the Fund has not invested in emerging market securities.

Comment 7:	Principal Risks: "Focused Portfolio Risk" should be changed to "Non-Diversification Risk".

Response:	The referenced disclosure has been revised in response to this comment.

Comment 8:	Principal Risks: Disclosure regarding value style risk should be provided.

Response:	Risk disclosure has been added to the prospectus in response to this comment.

Comment 9:	Principal Risks: If applicable, disclosure regarding small capitalization risk should be provided.

Response:	Risk disclosure has been added to the prospectus in response to this comment.

Comment 10:	Principal Risks: If the Fund invests in government debt, risk disclosure regarding the same should be provided.

Response:
The disclosure in the "Principal Investment Strategies" section has been revised to clarify that the Fund's investment in government debt consists of investing in short-term U.S. Government securities that are generally considered to be cash equivalents.

Comment 11:	Bar Chart and Performance Information: In the Performance Table, the row heading, "Return After Taxes on Distributions Only", should state "Return After Taxes on Distributions".

Response:	The referenced disclosure has been revised in response to this comment.

Comment 12:	Bar Chart and Performance Information: The text of footnote 1 to the Performance Table may be included in the prospectus, but it should not be in a footnote format.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 13:
Bar Chart and Performance Information: In the Performance Table, the row heading, "Return After Taxes on Distributions and Redemption of Fund Shares", should state "Return After Taxes on Distributions and Sale of Fund Shares".

Response:	The referenced disclosure has been revised in response to this comment.

Comment 14:	Bar Chart and Performance Information: Footnote 2 to the Performance Table should be deleted.

Response:	The referenced disclosure has been deleted in response to this comment.

Comment 15:	Portfolio Managers: In the first sentence, the phrase, "serve as portfolio managers for the Fund", should be deleted.

Response:	The referenced disclosure has been deleted from this section of the prospectus in response to this comment.

Comment 16:
Portfolio Managers: In the description of length of service of the portfolio managers, the phrase, "with which he has been associated for more than [__] years", should be revised to state, "has been a portfolio manager since [____]."

Response:	The referenced disclosure has been revised in response to this comment.

Comment 17:	Portfolio Managers: The last paragraph in the "Portfolio Managers" section should be deleted.

Response:	The referenced disclosure has been deleted from this section of the prospectus in response to this comment.

Comment 18:	Purchase and Sale of Fund Shares: The text of footnote + to the minimum initial investment table may be included in the prospectus, but it should not be in a footnote format.

Response:	The referenced disclosure has been revised in response to this comment.

Comment 19:
Payments to Broker-Dealers and Other Financial Intermediaries: Please confirm that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Response:	Neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Comment 20:
Purchase and Sale of Shares – Information about Online Account Information and Transaction: Please provide any legal basis for the disclaimer provided in the last paragraph.  If the disclaimer is subject to any procedure put in place, the disclaimer should be modified.

Response:
Online account access and transaction capability are privileges that the Fund offers to its shareholders, subject to certain terms and conditions.  Shareholders electing these privileges enter into a user agreement with the Fund in which the shareholder acknowledges and agrees that he or she is responsible for verifying the accuracy of information posted on the website and for notifying the Fund promptly of any errors or inaccuracies in account information posted on the website.  These shareholders also acknowledge that no party providing a connection between the website and Fund or its transfer agency system can verify or ensure the receipt of any information transmitted to or from the Fund or its transfer agent, or the acceptance by or completion of any transaction with the Fund.

The Fund and its service providers have adopted reasonable security and other procedures addressing online privileges.  Accordingly, the disclaimers have been modified to reflect that any limitation of liability is subject to the Fund and its service providers following their procedures addressing online privileges.

SAI

Comment 21:	Investment Policies: If investing in special situations is a principal strategy of the Fund, the disclosure should be added to the prospectus.

Response:	Investing in special situations is not, at this time, a principal strategy of the Fund.

Comment 22:	Investment Policies: The Fund's fundamental investment policy regarding concentration states that the Fund may not "[i]nvest more than 25% of the value of its net assets (at the time of purchase and after giving effect thereto) in the securities of any one issuer."  This description of fundamental policy regarding concentration does not agree with how the SEC views "concentration", which is by industry or group of industries, and not by issuers.  Please revise.

Response:	Disclosure has been added to the SAI describing the Fund's policy with respect to concentrating in an industry.

  *          *         *

We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (202) 737-8833.

Sincerely,

/s/ Young Seo
Young Seo

cc:	Joseph Quinones, Jr.
Paul M. Miller

SK 69900 0020 1086703